SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                ----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  Calton, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               New Jersey                                        22-2433361
----------------------------------------                     -------------------
(State of incorporation or organization)                        (IRS Employer
                                                             Identification No.)

     500 Craig Road, Manalapan, NJ                                 07726
----------------------------------------                         ----------
(Address of principal executive offices)                         (Zip Code)


If  this   form   relates   to  the          If  this   form   relates   to  the
registration    of   a   class   of          registration    of   a   class   of
securities   pursuant   to  Section          securities   pursuant   to  Section
12(b)  of the  Exchange  Act and is          12(g)  of the  Exchange  Act and is
effective   pursuant   to   General          effective   pursuant   to   General
Instruction A.(c), please check the          Instruction A.(d), please check the
following box. [X]                           following box. [ ]


Securities Act registration statement file number to which this form relates:
_______________
(if applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                           Name of each exchange on which
    to be so registered                           each class is to be registered
    -------------------                           ------------------------------
Rights to Purchase Class A                           American Stock Exchange
Preferred Stock, Series One


     Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.  Description of Registrant's Securities to be Registered.

     On February 1, 1999, the Board of Directors of CALTON, INC. (the "Corporation") declared a dividend distribution of one preferred stock purchase right for each outstanding share of Common Stock, par value $0.01 per share (the "Common Stock"), of the Corporation held by stockholders of record on February 12, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Corporation one one-hundredth (1/100th) of a share of preferred stock of the Corporation, designated as Class A Preferred Stock Series One (the "Preferred Stock") at a price of $5.50 per one one-hundredth (1/100th) of a share (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of February 1, 1999, between the Corporation and First City Transfer Company, as Rights Agent (the "Rights Agent").

     As  discussed  below,   initially  the  Rights  will  not  be  exercisable,
certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

     The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following the first date (the "Stock Acquisition Date") on which there is a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Corporation (an "Acquiring Person") or such earlier or later date (not beyond the thirtieth day after the Stock Acquisition Date) as the Board of Directors may determine or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Corporation's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Common Stock, but will instead be evidenced, (i) with respect to any of the shares of Common Stock held in uncertificated book-entry form (a "Book-Entry") outstanding as of the Record Date, by such Book-Entry and (ii) with respect to the shares of Common Stock evidenced by Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate, together with a copy of this Summary of Rights. An Acquiring Person does not include (A) the Corporation, (B) any Subsidiary of the Corporation, (C) Anthony J. Caldarone, (D) Frederick J. and Mark W. Jaindl, (E) any employee benefit plan or employee stock plan of the Corporation or any Subsidiary of the Corporation, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (F) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Company's Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Company's Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii), and provided further that Caldarone shall become an Acquiring Person if Caldarone acquires Beneficial Ownership of any additional shares of the voting stock of the Company (unless the acquisition of such additional voting stock would not result in Caldarone becoming an Acquiring Person by reason of clause (i) or (ii) above) or commences, or announces an intention to commence, a tender or exchange offer upon the successful consummation of which Caldarone would be the beneficial owner of 15% or more of the voting stock of the Company (irrespective of whether any shares are actually purchased pursuant to any such offer)), and provided further that Frederick J. and Mark W. Jaindl shall become an Acquiring Person if Frederick J. or Mark W. Jaindl acquires Beneficial Ownership of any additional shares of the voting stock of the Company (unless the acquisition of such additional voting stock would not result in Frederick J. or Mark W. Jaindl becoming an Acquiring Person by reason of clause (i) or (ii) above) or commences, or announces an intention to commence, a tender or exchange offer upon the successful consummation of which Frederick J. or Mark W. Jaindl would be the beneficial owner of 15% or more of the voting stock of the Company (irrespective of whether any shares are actually purchased pursuant to any such offer)). For purposes of the foregoing, outstanding voting stock of the Corporation includes voting stock that trades on a "when issued" basis on a national securities exchange or on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ").

     Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after February 12, 1999 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), transfer on the Corporation's Direct Registration System of any Common Stock represented by a Book-Entry or a certificate outstanding as of February 12, 1999, and, in each case, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such Book-Entry or certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date.

     The Rights are not exercisable until the Distribution Date. Unless earlier redeemed by the Corporation as described below, the Rights will expire at the close of business on February 1, 2009 (the "Expiration Date") (or, if the Distribution Date shall have occurred before February 1, 2009, at the close of business on the 90th day following the Distribution Date).

     The Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock (i) subordinate to any other series of the Corporation's preferred stock and (ii) senior to the Common Stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to (i) 100 times the cash dividends declared on the Corporation's Common Stock, and (ii) a preferential cash dividend, if any, in preference to holders of Common Stock in an amount equal to $50.00 per share of Preferred Stock less the per share amount of all cash dividends declared on the Preferred Stock pursuant to clause (i) since the immediately preceding quarterly dividend payment date. In addition, Preferred Stock is entitled to 100 times any noncash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Corporation, the holders of Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to the greater of $1.00 per one one-hundredth of a share plus accrued and unpaid dividends and distributions thereon or 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions. If the dividends accrued on the Preferred Stock for four or more quarterly dividend periods, whether consecutive or not, shall not have been declared and paid or irrevocably set aside for payment, the holders of record of the Preferred Stock of the Corporation of all series (including the Preferred Stock) will have the right to elect two members to the Corporation's Board of Directors.

     The number of shares of Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

     Unless the Rights are earlier redeemed, in the event that, after the time that a Person becomes an Acquiring Person, the Corporation were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record, other than the Acquiring Person, of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

     In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of one one-hundredths of a share of Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Corporation's Common Stock as provided in the Rights Agreement).

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     Fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at the election of the Corporation, be evidenced by depositary receipts. The Corporation may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

     At any time on or prior to the close of business on the earlier of (i) the tenth day after the Stock Acquisition Date (or such later date as a majority of the Board of Directors may determine) or (ii) the Expiration Date, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Corporation authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For as long as the Rights are then redeemable, the Corporation may, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Corporation may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such. Amendments to the Rights Agreement from and after the time that any Person becomes an Acquiring Person and amendments to the redemption price or expiration date of the Rights require the approval of a majority of the Continuing Directors (as defined and provided in the Rights Agreement).

     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

     As of February 1, 1999 there were 28,137,179 shares of Common Stock issued (of which 26,983,679 shares were outstanding and 1,153,500 shares were held in treasury) and 3,227,376 shares reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 1,000,000 shares of Preferred Stock.

     The Rights Agreement (which includes as Exhibit B the forms of Rights Certificates and Election to Purchase and as Exhibit C the form of Certificate of Designations of Class A Preferred Stock, Series One) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2.  Exhibits.

Exhibit No.                                  Description
-----------                                  -----------

    (1) Rights Agreement, dated as of February 1, 1999, between Calton, Inc. and First City Transfer Company.

    (2) Forms of Rights Certificate and of Election to Purchase, included in Exhibit B to the Rights Agreement.

    (3) Form of Certificate of Designations of Class A Preferred Stock, Series One, included in Exhibit C to the Rights Agreement.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CALTON, INC.



                                            By:  /s/ Anthony Caldarone
                                                 -------------------------------
                                                 Name:   Anthony Caldarone
                                                 Title:  Chairman of the Board
                                                         and Chief Executive
                                                         Officer



Date:  February 2, 1999

                                  EXHIBIT INDEX


Exhibit No.                        Description
-----------                        -----------

    (1) Rights Agreement, dated as of February 1, 1999 (the "Rights Agreement"), between Calton, Inc. and First City Transfer Company, as Rights Agent.

    (2)              Forms  of  Rights  Certificate  and  of
                     Election  to   Purchase,   included  in
                     Exhibit B to the Rights Agreement.

    (3)              Form of Certificate of  Designations of
                     Class A  Preferred  Stock,  Series One,
                     included  in  Exhibit  C to the  Rights
                     Agreement.